Innovation Economy Corporation

1650 Spruce Street, Suite 500

Riverside, CA 92507

June 2, 2015

VIA EDGAR

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Innovation Economy Corporation
Registration Statement on Form S-1
Filed April 3, 2015, as amended
File No. 333-203238

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, Innovation Economy Corporation (the “Registrant”) hereby requests the acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Tuesday, June 2, 2015, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dale Hutchins
Dale Hutchins
President

cc:	Asia Timmons-Pierce, SEC
Ellenoff Grossman & Schole LLP